
07002964

SECURIT[IES AND EXCHANGE COMM]ISSION

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-6011 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Eckard Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28615 IH-10 West
(No. and Street)

| Boerne | Texas | 78006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 20 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Troy Eckard ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eckard Investment Services, Inc. ______, as of December 31 ______, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______


JANET L. COSTANZA
Notary Public
State of Texas
Commission Expires
08 - 02 - 2010

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ECKARD INVESTMENT SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

ECKARD INVESTMENT SERVICES, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Eckard Investment Services, Inc.

We have audited the accompanying statement of financial condition of Eckard Investment Services, Inc., as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eckard Investment Services, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
January 15, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

ECKARD INVESTMENT SERVICES, INC.
Statement of Financial Condition
December 31, 2006

## ASSETS

| | |
|---|---|
| Cash | $ 80,654 |
| Commissions Receivable | 1,125 |
| Property and equipment, at cost, less accumulated depreciation of $150,651 | 3,706 |
| Advances | 684 |
| Other Assets | 1,288 |
| | $ 87,457 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 1,849 |
| Commissions payable | 27,438 |
| | 29,287 |
| Stockholders' equity | |
| Common stock, 2,000 shares authorized with $1 par value, 550 shares issued and outstanding | 550 |
| Additional paid in capital | 287,421 |
| Retained earnings (deficit) | (229,801) |
| Total stockholders' equity | 58,170 |
| | $ 87,457 |

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Income
For the Year Ended December 31, 2006

| | |
|---|---|
| **Revenues** | |
| Concession income | $ 566,838 |
| Interest income | 509 |
| Other income | 22,342 |
| Realized gain from sale of securities | 18,791 |
| Unrealized loss on investments | (7,254) |
| | 601,226 |
| **Expenses** | |
| Compensation and benefits | 622,805 |
| Communications | 14,464 |
| Occupancy and equipment costs | 36,083 |
| Promotional costs | 10,985 |
| Regulatory fees and expenses | 23,038 |
| Other expenses | 13,297 |
| | 720,672 |
| Loss before income taxes | (119,446) |
| Provision for income taxes | -0- |
| Net loss | $ (119,446) |

The accompanying notes are an integral part of these financial statements.

## ECKARD INVESTMENT SERVICES, INC.
## Statement of Changes in Stockholders' Equity
## For the Year Ended December 31, 2006

| | Shares | Common Stock | Additional Paid in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2005 | 550 | $ 550 | $ 287,421 | $ (110,355) | $ 177,616 |
| Net loss | | | | (119,446) | (119,446) |
| Balances at December 31, 2006 | 550 | $ 550 | $ 287,421 | $ (229,801) | $ 58,170 |

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

| | |
|---|---|
| Balance at December 31, 2005 | $ -0- |
| Increases | -0- |
| Decreases | -0- |
| Balance at December 31, 2006 | $ -0- |

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (119,446) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | |
| Gain from sale of securities | (18,791) |
| Unrealized loss on investments | 7,254 |
| Change in assets and liabilities | |
| Increase in concessions receivable | (1,125) |
| Decrease in deposits | 19,627 |
| Increase in other assets | (1,288) |
| Decrease in accounts payable and accrued expenses | (17,654) |
| Decrease in commissions payable | (7,588) |
| Net cash provided (used) by operating activities | (139,011) |
| **Cash flows from investing activities** | |
| Proceeds from the sale of securities | 58,091 |
| Cost of securities purchased | (19,200) |
| Net cash provided (used) by investing activities | 38,891 |
| **Cash flows from financing activities** | |
| Net cash provided (used) by financing activities | -0- |
| Net decrease in cash | (100,120) |
| Cash at beginning of year | 180,774 |
| Cash at end of year | $ 80,654 |

**Supplemental schedule of cash flow information**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ -0- |
| Income taxes | $ -0- |

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Notes to the Financial Statements
December 31, 2006

Note 1 - Accounting Policies Followed by the Company

Eckard Investment Services, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(i). The Company is a member of the National Association of Securities Dealers (NASD). Substantially all the Company's concession income of $566,838 is generated through the sale of oil and gas development programs or from reimbursement of expenses for American Energy Partners, Inc., ("Affiliate"). The Company's customers are located throughout the United States.

Marketable securities are stated at fair value as determined by quoted market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Depreciation is provided for using an accelerated method over a period of five to seven years.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately

Note 2 - Net Capital Requirements, continued

$52,492 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .56 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Property and Equipment

The classes of property and equipment are as follows:

| | |
|---|---|
| Furniture and fixtures | $ 39,673 |
| Equipment | 110,981 |
| Artwork | 3,703 |
| | 154,357 |
| Accumulated depreciation | (150,651) |
| | $ 3,706 |

Depreciation expense for the year ended December 31, 2006 was $-0-.

Note 5 - Related Party Transactions/Economic Dependency

The Company and its Affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Under a services agreement effective January 1, 2004 Affiliate provides the Company with personal property, support staff and office space. The Affiliate incurs general and administrative expenses on behalf of the Company. For providing these services, the Affiliate is entitled to receive compensation from the Company on a monthly basis upon presentation of a monthly invoice which includes a breakdown of expenses being billed. The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 30 days prior to the expiration of an annual term. The Company did not reimburse the Affiliate, nor did the Affiliate seek a reimbursement for any services provided under this agreement.

Note 5 - Related Party Transactions/Economic Dependency, continued

The Company has an agreement with Affiliate in which the Company receives reimbursements for certain out of pocket costs. The Company received no reimbursements during the year ended December 31, 2006.

The Company is economically dependent on its Affiliate.

Note 6 - Federal Income Taxes

At December 31, 2006, the Company has net operating losses of approximately $204,738 which would be carried forward to offset against future taxable income. This net operating loss carryforward would expire as follows:

| December 31, | Amount |
|---|---|
| 2021 | $ 12,144 |
| 2022 | 68,876 |
| 2024 | 11,553 |
| 2026 | 112,166 |
| | $ 204,739 |

The tax benefit from the net operating loss carryforward of $58,000 has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the change in tax benefit:

| | Deferred Tax Asset December 31, 2005 | Current Period Changes | Deferred Tax Asset December 31, 2006 |
|---|---|---|---|
| Federal | $ 19,700 | $ 38,300 | $ 58,000 |
| Valuation allowance | (19,700) | (38,300) | (58,000) |
| Amount per balance sheet | $ -0- | $ -0- | $ -0- |

Note 7 - Pension Plans

The Company has a pension plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors. During the year ended December 31, 2006, the Company made contributions of $13,936 to the plan.

Note 8 - Concentrations

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2006

**Schedule I**

ECKARD INVESTMENT SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity qualified for net capital | | $ 58,170 |
| Add: | | |
| Other deductions or allowable credits | | -0- |
| Total capital and allowable subordinated liabilities | | 58,170 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Property and equipment | $ 3,706 | |
| Advances | 684 | |
| Other assets | 1,288 | (5,678) |
| Net capital before haircuts on securities positions | | 52,492 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | -0- |
| Net capital | | $ 52,492 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and accrued expenses | $ 1,849 |
| Commissions payable | 27,438 |
| Total aggregate indebtedness | $ 29,287 |

**Schedule I (continued)**

ECKARD INVESTMENT SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 1,953 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 47,492 |
| Excess net capital at 1000% | $ 49,563 |
| Ratio: Aggregate indebtedness to net capital | .56 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

**Schedule II**

ECKARD INVESTMENT SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

## EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Eckard Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Eckard Investment Services, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
January 15, 2007

END